UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LIFE TIME GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

53190C102

(CUSIP Number)

C. Alex Bahn

WilmerHale

2100 Pennsylvania Avenue, NW

Washington, DC 20037

202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

August 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,887,890
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,887,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,887,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 181,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 181,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Life Time Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,887,890
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,887,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,887,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD EIV Private Life Time, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 181,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 181,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,887,890
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,887,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,887,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Gregg R. Lemkau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,069,590
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,069,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,069,590
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Marc R. Lisker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,887,890
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,887,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,887,890
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 199,389,627 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024.

CUSIP No. 53190C102

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on October 22, 2021, as amended by Amendment No. 1 filed on February 14, 2023 and Amendment No. 2 filed on February 1, 2024 (as amended, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons may engage in additional sales or other dispositions of the Issuer’s Common Stock in the future, on the open market or otherwise, depending on market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

Items 5 of the Schedule 13D is hereby supplemented as follows:

(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

(c)

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons within the last sixty days. Unless otherwise noted, all such transactions were made in the open market.

Transaction Date	Weighted Average Price Per Share(1)	Price Per Share Range	Number of Shares Sold
August 1, 2024	$22.0871	$20.89-$23.89	556,033
August 1, 2024(2)	$0	N/A	216,957
August 2, 2024	$22.3660	$21.18-$22.77	910,291
August 5, 2024	$22.4203	$21.00-$23.24	271,269
August 5, 2024(2)	$0	N/A	184,755
August 6, 2024	$23.9278	$22.53-$24.54	716,212

(1)

The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

(2)	Represents a distribution in kind to a limited partner for no consideration.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	As of August 5, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No. 53190C102

Item 7.	Material to be filed as Exhibits.

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)

99.1	Joint Filing Agreement dated August 6, 2024

CUSIP No. 53190C102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024

MSD Partners, L.P.		MSD Capital, L.P.

By:	MSD Partners (GP), LLC	By:	MSD Capital Management, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Robert K. Simonds	By:	/s/ Marc R. Lisker
Name:	Robert K. Simonds	Name:	Marc R. Lisker
Title:	Authorized Signatory	Title:	Manager

MSD EIV Private Life Time, LLC		MSD Life Time Investments, LLC

By:	MSD Partners, L.P.	By:	MSD Capital, L.P.
Its:	Investment Manager	Its:	Investment Manager

By:	MSD Partners (GP), LLC	By:	MSD Capital Management, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Robert K. Simonds	By:	/s/ Marc R. Lisker
Name:	Robert K. Simonds	Name:	Marc R. Lisker
Title:	Authorized Signatory	Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-fact

Gregg R. Lemkau

By:	/s/ Gregg R. Lemkau
Name:	Gregg R. Lemkau

Marc R. Lisker

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker